
BRITISH
COLUMBIA
Raven
Claims
Vancouver
N
0 km
8 km
SCALE

Nugget Resources Inc.	
RAVEN PROPERTY Similkameen Mining Division, British Columbia NTS 92H08W	
LOCATION MAP	
Date: August 2005	Figure No. 1